UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,

Zhabei, Shanghai, China 200436

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒                                                                                                                                                          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JA Solar Holdings Co., Ltd. is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Exhibit Description

Exhibit 5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 5.2	Conyers Dill & Pearman (Cayman) Limited

Exhibit 23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1 above).

Exhibit 23.2	Consent of Conyers Dill & Pearman (Cayman) Limited (contained in Exhibit 5.2 above).

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of JA Solar Holdings Co., Ltd. ( Registration Number 333-188895).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

	By	/s/ Baofang Jin

Name: Baofang Jin

Title: Chief Executive Officer

Date: August 16, 2013

Exhibit Index

Exhibit No.	Exhibit Description

Exhibit 5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 5.2	Conyers Dill & Pearman (Cayman) Limited

Exhibit 23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1 above).

Exhibit 23.2	Consent of Conyers Dill & Pearman (Cayman) Limited (contained in Exhibit 5.2 above).